SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 35)
Under the Securities and Exchange Act of 1934

  Equus II Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294766100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 09, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.
















ITEM 1	Security and Issuer
		Common Stock
		Equus II Inc.
		Equus Capital Management Corp
		The America Tower
		2929 Allen Parkway
		Suite 2500
		Houston, Texas   77019-2120
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of EQS on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of EQS fit the investment guidelines for various Accounts.  Shares have been acquired
since  January 13, 2000.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 528,340 shares, which represents 8.48 % of the outstanding Shares. George W. Karpus currently owns 8,115 shares purchased on September 5, 2002 at $6.54.
Purchased on December 18, 2002 at $ 6.52 (100 shares), December 19 at $ 6.54 (1000 shares) and $ 6.53 (5000 shares) and $ 6.52 ( 900 shares)
and December 20 at $ 6.52 (2000 shares), on March 27, 2003 at $6.85






(100 shares) and (50 shares) at $ 6.84 and April 28, 2003 (50 shares) at $
7.08. July 29 at $ 7.47 ( 100 shares), August 2 at $7.46 and $7.47 (1000 shares), August 10 at $7.36 (100 shares), August 11 at $7.43 (765 shares), August 19 at $ 7.37 (500 shares). He sold on January 8, 2003 at $ 6.75
(100 shares), and January 10, 2003 at $6.78 (1900 shares), on May 1 & 2
2003 at $ 7.21 (100 shares), May 8 & 9 2003 at $ 7.36 (100 shares), May
20, 2003 at $7.37 (50 shares), and June 18, 2004 at $7.76 (800 shares),
July 2 at $ 7.76 ( 1100 shares) July 6 at $ 7.77 ( 100 shares), and July 7 at $ 7.75 ( 800 shares). Karpus Investment Management Profit Sharing Plan presently owns 3,550 shares purchased on January 13, 2000 at $10.19 (600 shares), September 13, 14, 22, 26, 27, & 29 at $10.63 (1100 shares),
October 6 at $10.56 (100 shares), 10 at $10.50 (50 shares), & 23 at $9.88
(50 shares), November 6 at $10 (100 shares), December 8 at $8.81 (500 shares), April 17, 2001 at $8.85 (200 shares), May 1 at $9.11 (50 shares),
2, 4, & 17 at $9.23 (200 shares), 10 at$9.05 (100 shares), June 21 at $9.25
(25 shares), and September 24 at $8.35 (250 shares), on March 27, 2003 at $6.85 (50 shares) and (50 shares) at $6.84 and April 28, 2003 at $ 7.08 (50 shares), on May 8 & 9 2003 at $7.36 (100 shares), May 20, 2003 at $7.37
(50 shares), July 8, 2003 at $8.24 (1043 shares), and September 11 at
$8.57 (250 shares).  Shares were sold on June 18 at $7.76 (500 shares),
July 2 at $ 7.76 ( 700 shares), and July 7 at $ 7.75 ( 500 shares). Dana R. Consler currently owns 950 shares purchased on December 21, 2000 at $8.69 (350 shares), May 17, 2001 at $9.23 (50 shares), August 13 at $9.22
(150 shares), August 14 at $9.21 (100 shares), on November 29, 65 shares were received as a stock dividend payment, March 1, 2002 at $7.80 (25 shares), March 6 at $7.72 (25 shares), March 22 at $7.66 (25 shares), and April 16 at $7.78 (25 shares), February 3, 2003 at $6.88 (225 shares), February 11, 2003 at $6.54 (110 shares), September 8 at $8.80 (50 shares), and September 10 at $8.65 (50 shares). He sold on June 18 at $7.76 (100 shares), July 2 at $ 7.76 ( 100 shares), and July 7 at $ 7.75 ( 100 shares) . Jo Ann Van Degriff presently owns 600 shares purchased on July
8, 2003 at $8.24 per share (750 shares), September 8 & 9 at $8.75 (100 shares), and September 8 at $8.80 (50 shares).  She sold on June 18, 2004 at $7.76 (100 shares), July 2 at $7.76 (100 shares) and July 7 at $7.75
( 100 shares). None of the other Principals of KIM presently owns shares of EQS.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,








DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
7/2/2004
-75000
7.76

8/2/2004
1000
7.46
7/6/2004
-1275
7.77

8/4/2004
2250
7.50
7/7/2004
-50000
7.75

8/10/2004
100
7.36
7/7/2004
900
7.68

8/11/2004
2695
7.43
7/16/2004
900
7.68

8/12/2004
100
7.43
7/22/2004
200
7.50

8/13/2004
500
7.43
7/29/2004
200
7.47

8/18/2004
-500
7.50




8/19/2004
1000
7.37




8/23/2004
1375
7.36




8/25/2004
115
7.47




8/27/2004
70
7.50
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of EQS Securities.

ITEM 7	Materials to be Filed as Exhibits
		Not applicable.






Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



September 09, 2004      	          By:________________________
      Date				 	       Signature
Dana R. Consler, Vice President
	     Name/Title